UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 24 March 2021

Dear Shareholder,

It is a pleasure to present you with the company’s report for the half-year to 31 December 2020. This has been a period in which our company has achieved some very significant milestones in its corporate growth, and I wanted to take this opportunity to summarise some of the important progress that has been made.

In financial terms, the cash balance as at 31 December 2020 was $19.4 million, versus $8.7 million at 30 June 2020. Our net assets were $31.7 million, up from $14.1 million as at 30 June 2020. We reported net outlays of $12.3 million to progress the company’s pipeline. In line with our ongoing focus on cost efficiency, over 90% of our expenditure in this period was invested directly in our R&D programs.

These summary figures both illustrate and disguise some important financial movements. In October 2020, we completed a fully underwritten, non-renounceable entitlement offer to eligible shareholders, which resulted in gross proceeds of just over $25 million. These funds are being applied directly to the GBM AGILE pivotal study for paxalisib. As this study moved into an operational phase during 4Q CY2020, we made material one-off payments to our partner, the Global Coalition for Adaptive Research. It has been, in that sense, an exceptional period from a financial perspective, but these cashflows illustrate a substantial step-change in the nature of the company’s business.

At the end of December 2020, the first site in GBM AGILE opened to the paxalisib arm, and recruitment is now well underway. The initial focus is on sites in the United States, with expansion to Canada, the EU, and China anticipated during CY2021.

To summarise these developments in just a few words, Kazia is now a ‘phase III company’. In the immensely challenging and competitive landscape of drug development, we have joined a rarefied group of organisations that has brought a potential new therapy to the cusp of commercialisation. Should paxalisib meet our hopes in the GBM AGILE study, we expect it to become a valuable new therapy for one of the most challenging cancers in modern medicine, and in so doing to claim a share of a market opportunity that is conservatively sized at US$ 1.5 billion per annum.

By crossing this threshold, our focus as a business has necessarily begun to change in subtle but fundamental ways. I have said before that any drug development company is measured by the scientific data it is able to generate. This remains true for Kazia, and we expect a rich flow of new information about our drug during the coming year. However, there is also a sense in which paxalisib’s potential is now clear. We know, as best we can, that the drug is active in patients with glioblastoma. Further data will no doubt teach us much more, but the critical decision to move into a pivotal study has already been made. As such, our focus now shifts to commercialisation, and to putting in place the plans and strategies necessary to make paxalisib available to patients as swiftly as possible, and to realise the maximum value for our shareholders.

We have said that we expect the commercialisation of paxalisib to occur in the context of a partnership with one or more larger companies. The Board is highly cognisant of the delicate balance between partnering early, which minimises risk and expenditure, and partnering late, which maximises value for the licensor. We envisage a staged approach for paxalisib, which will allow us to bring on board the right partners at the right time.

We are currently in discussion with several companies who may represent the first stage of that process, and we expect to share further detail in due course.

In the meantime, expanding broader interest in our asset continues to offer new opportunities to build on the work that has already been done. In 4Q CY2020, we announced two new clinical collaborations: a study at Dana Farber Cancer Institute in primary CNS lymphoma, and a study by the Pacific Pediatric Neuro-Oncology Consortium in DIPG. These new projects bring to a total of eight the number of ongoing studies of paxalisib in various forms of brain cancer. As I have previously remarked, this is a program whose breadth and quality would be the envy of a much larger company.

In January 2021, the fifth product in the PI3K inhibitor class was approved by FDA: Ukoniq (umbralisib), developed by TG Therapeutics (NASDAQ: TGTX) is indicated for refractory lymphomas. This approval, which was preceded by an award of breakthrough designation for the drug, illustrates the growing potential of the PI3K inhibitor class, and the sense in which this group of treatments have moved to the mainstream of cancer therapy since we licensed paxalisib from Genentech in 2016.

In line with our stated strategy to seek a partner for Cantrixil, a process is well underway, and has been driven by the recent positive data from the phase I study in ovarian cancer. We look forward to reporting progress as those discussions move forward.

On 30 June 2020, our share price on the ASX was $0.46 and by 31 December 2020, it had risen to $1.16, and is currently trading around $1.30 - $1.40. This represents a 150% increase in just six months. Underpinning this growth is a very much greater level of engagement from specialist, long-term institutional investors. Indeed, we estimate that approximately 50% of our stock is now in the hands of professional investors. We have worked hard to make Kazia into the highly investible company that it is today, and earning the support of these investors has been critical to our recent achievements.

Over the last 5 years Kazia has evolved from being a preclinical company with a market capitalisation of around $30 million to where it stands today as a late-stage clinical company, with over five times more valuable, and with substantial international interest from investors, partners, scientists, and clinicians.

As we look to the future, I believe that the pace of transformation in our company will only increase as we continue along the journey towards a commercial product. On behalf of my fellow directors, the CEO, and the management team, I want to thank all our shareholders for their continuing support of the company, and I look forward to sharing our further progress during the year ahead.

Yours sincerely,

/s/ Iain Ross

Iain Ross

Chairman of the Board

Kazia Therapeutics Limited

ABN 37 063 259 754

Half Yearly Report - 31 December 2020

Kazia Therapeutics Limited Directors’ report 31 December 2020

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Kazia Therapeutics Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the half-year ended 31 December 2020.

Directors

The following persons were directors of Kazia Therapeutics Limited during the whole of the financial year and up to the date of this report, unless otherwise stated:

Iain Ross

Bryce Carmine

Steven Coffey

James Garner

Principal activities

During the financial year the principal continuing activity of the consolidated entity consisted of pharmaceutical research and development.

Review of operations

The loss for the consolidated entity after providing for income tax amounted to $6,363,560 (31 December 2019: $5,881,185).

The attached financial statements detail the performance and financial position of the consolidated entity for the half-year ended 31 December 2020.

Cash resources

At 31 December 2020, the consolidated entity had total funds of $19,366,073 comprising cash in hand and at bank of $11,366,073 and short term deposits of $8,000,000.

Impact of COVID-19

The directors have considered the impact of COVID-19 on the operations of the Company and make the following observations:

•

Kazia’s key clinical trials (phase II study of paxalisib in glioblastoma and phase I study of Cantrixil in ovarian cancer) were fully recruited prior to the onset of restrictions associated with COVID-19 in the United States and Australia;

•	The GBM AGILE study, which is planned to serve as a pivotal study for paxalisib in glioblastoma, remains on track, and initiation of recruitment commenced according to plan in early 2021;

•

In general, clinical research in advanced cancer is relatively protected from pandemic disruption due to the ongoing and time-critical need for patient care in specialised facilities that cannot easily be repurposed;

•	The Company is pre-revenue, and so changes in customer behaviour over the next several years due to public health restrictions and reduced economic activity have little to no impact on its finances;

•

The Company was able to secure funding of approximately $25million during the half year period, with additional demand from institutional investors at that time, which could not be satisfied within the Company’s placement capacity; and

•	The directors do not foresee any other impacts on the Company’s ability to continue to operate as a result of COVID-19.

Research and development report

The lead R&D program for the consolidated entity is paxalisib (formerly known as GDC-0084), a small-molecule dual inhibitor of the phosphatidylinositide 3-kinase (PI3K) pathway and the mammalian target of rapamycin (mTOR), which was licensed from Genentech, Inc. in October 2016. The development candidate is distinguished from the majority of molecules in this class by its ability to cross to the blood-brain barrier, which has been demonstrated in multiple animal species and confirmed in human clinical data.

Paxalisib is protected by granted or pending composition-of-matter patents in all commercially relevant territories. Loss of exclusivity varies between territories, but is no earlier than 2030 in any territory. Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and for the broader indication of glioma in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation for certain forms of childhood brain cancer by the US FDA in August 2020, and was also granted Fast Track Designation for glioblastoma in August 2020.

Kazia Therapeutics Limited Directors’ report 31 December 2020

Paxalisib has completed a 47-patient phase I clinical study under Genentech in patients with progressive or recurrent high grade glioma (NCT01547546), which showed the drug to be generally safe and well-tolerated, and which provided pharmacodynamic proof of concept and signals of potential clinical activity. This study was published in Clinical Cancer Research, and a companion paper detailing a post hoc analysis of imaging data from the study has been published in the same journal.

In February 2020, the company completed recruitment to a phase II clinical trial of paxalisib in patients with newly-diagnosed glioblastoma and unmethylated MGMT promotor status (NCT03522298), which is the primary target commercial population. This study has reported several interim data read-outs during CY2020, showing a strong signal of potential clinical activity. The study remains ongoing in follow-up, and final data is anticipated during CY2021.

In October 2020, the company executed a definitive agreement with the Global Coalition for Adaptive Research (GCAR) to introduce paxalisib into the ongoing adaptive platform study, GBM AGILE (NCT03970447). This study is designed to provide substantial evidence for approval of new drugs in glioblastoma, and is intended to serve as the pivotal study for paxalisib in US, EU, China, and other markets. The first patient recruited by a site opened to the paxalisib arm occurred on 7 January 2021.

Four investigator-initiated studies continued to progress during the period: a phase I study with paxalisib in diffuse intrinsic pontine glioma (DIPG) at St Jude Children’s Research Hospital in Memphis, TN (NCT03696355), a phase II study with paxalisib in HER2+ breast cancer brain metastases at Dana-Farber Cancer Institute in Boston, MA (NCT03765983), a phase II multi-drug, genomically-guided study in brain metastases run by the Alliance for Clinical Trials in Oncology (NCT03994796), and a phase I study with paxalisib in combination with radiotherapy for brain metastases at Memorial Sloan Kettering Cancer Center in New York, NY (NCT04192981).

In September 2020, the company entered into an agreement with Dana-Farber Cancer Institute in Boston, MA to launch a new investigator-initiated study in primary CNS lymphoma. This study is expected to commence recruitment during 1H CY2021.

The consolidated entity is also developing Cantrixil (TRX-E-002-1), a small-molecule agent arising from an in-house discovery program. Through a collaboration with researchers at Yale University, Cantrixil has shown in vitro and in vivo activity against both differentiated cancer cells and cancer stem cells (sometimes referred to as tumour-initiating cells), which are believed to be an important contributor to chemotherapy resistance and disease recurrence. A phase I study of Cantrixil in patients with advanced recurrent epithelial ovarian cancer (NCT02903771) has been completed, and top-line data was announced in December 2020. The company expects a full study publication during 1H CY2021.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial half-year.

Matters subsequent to the end of the financial half-year

No matter or circumstance has arisen since 31 December 2020 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.

Kazia Therapeutics Limited Directors’ report 31 December 2020

This report is made in accordance with a resolution of Directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the Directors

/s/ Iain Ross
Iain Ross
Chairman

24 February 2021

Sydney

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Kazia Therapeutics Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Kazia Therapeutics Limited for the half year ended 31 December 2020, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

Grant Thornton Audit Pty Ltd

Chartered Accountants

S M Coulton

Partner – Audit & Assurance

Sydney, 24 February 2021

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

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Kazia Therapeutics Limited Contents 31 December 2020

General information

The financial statements cover Kazia Therapeutics Limited as a consolidated entity consisting of Kazia Therapeutics Limited and the entities it controlled at the end of, or during, the half-year. The financial statements are presented in Australian dollars, which is Kazia Therapeutics Limited’s functional and presentation currency.

Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Three International Towers

Level 24, 300 Barangaroo Avenue

Sydney NSW 2000

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 24 February 2021.

Kazia Therapeutics Limited Statement of profit or loss and other comprehensive income For the half-year ended 31 December 2020

		Consolidated
	Note	December 2020	December 2019
		$	$
Revenue and other income
Other income	4	1,170	625,681
Finance Income		30,824	32,561

Expenses
Research and development expense		(2,859,541)	(4,195,392)
General and administrative expense		(3,575,564)	(2,104,627)
Fair value losses on financial assets at fair value through profit or loss		—	(167,814)
Loss on revaluation of contingent consideration		(109,547)	(220,692)

Loss before income tax benefit		(6,512,658)	(6,030,283)

Income tax benefit		149,098	149,098

Loss after income tax benefit for the half-year attributable to the owners of Kazia Therapeutics Limited		(6,363,560)	(5,881,185)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		1,231	(186)

Other comprehensive income for the half-year, net of tax		1,231	(186)

Total comprehensive income for the half-year attributable to the owners of Kazia Therapeutics Limited		(6,362,329)	(5,881,371)

		Cents	Cents
Basic earnings per share	16	(5.924)	(8.981)
Diluted earnings per share	16	(5.924)	(8.981)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of financial position As at 31 December 2020

		Consolidated
	Note	December 2020	June 2020
		$	$
Assets

Current assets
Cash and cash equivalents	6	19,366,073	8,764,044
Trade and other receivables	7	199,488	1,194,842
Other assets	8	1,010,744	537,305

Total current assets		20,576,305	10,496,191

Non-current assets
Trade and other receivables		157,410	157,410
Intangibles	9	11,867,967	12,410,139
Long term deposit	10	7,013,154	—

Total non-current assets		19,038,531	12,567,549

Total assets		39,614,836	23,063,740

Liabilities

Current liabilities
Trade and other payables		2,522,485	3,488,933
Provision		196,245	191,451
Contingent consideration		—	1,387,089

Total current liabilities		2,718,730	5,067,473

Non-current liabilities
Deferred tax	11	3,263,690	3,412,788
Contingent consideration	12	1,954,535	457,899

Total non-current liabilities		5,218,225	3,870,687

Total liabilities		7,936,955	8,938,160

Net assets		31,677,881	14,125,580

Equity
Contributed equity	13	72,390,544	48,781,214
Other contributed equity		464,000	464,000
Reserves		1,045,699	1,065,923
Accumulated losses		(42,222,362)	(36,185,557)

Total equity		31,677,881	14,125,580

The above statement of financial position should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of changes in equity For the half-year ended 31 December 2020

	Issued capital	Other contributed equity	Share based payment reserve	Foreign currency translation reserve	Accumulated losses	Total equity
Consolidated	$	$	$	$	$	$
Balance at 1 July 2019	36,641,519	464,000	2,489,121	(451,668)	(24,948,206)	14,194,766

Loss after income tax benefit for the half-year	—	—	—	—	(5,881,185)	(5,881,185)
Other comprehensive income for the half-year, net of tax	—	—	—	(186)	—	(186)

Total comprehensive income for the half-year	—	—	—	(186)	(5,881,185)	(5,881,371)

Share based payments	—	—	203,397	—	—	203,397
Issue of shares	4,000,000	—	—	—	—	4,000,000
Share issue costs	(261,462)	—	—	—	—	(261,462)

Balance at 31 December 2019	40,380,057	464,000	2,692,518	(451,854)	(30,829,391)	12,255,330

	Issued capital	Other contributed equity	Share based payment reserve	Foreign currency translation reserve	Accumulated losses	Total equity
Consolidated	$	$	$	$	$	$
Balance at 1 July 2020	48,781,214	464,000	1,521,111	(455,188)	(36,185,557)	14,125,580

Loss after income tax benefit for the half-year	—	—	—	—	(6,363,560)	(6,363,560)
Other comprehensive income for the half-year, net of tax	—	—	—	1,231	—	1,231

Total comprehensive income for the half-year	—	—	—	1,231	(6,363,560)	(6,362,329)

Issue of shares	25,234,316	—	—	—	—	25,234,316
Share issue costs	(1,637,298)	—	—	—	—	(1,637,298)

Transactions with owners in their capacity as owners:
Exercise of options	12,312	—	(3,500)	—	3,500	12,312
Employee share-based payment options - expired	—	—	(323,255)	—	323,255	—
Employee share-based payment options	—	—	305,300	—	—	305,300

Balance at 31 December 2020	72,390,544	464,000	1,499,656	(453,957)	(42,222,362)	31,677,881

The above statement of changes in equity should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of cash flows For the half-year ended 31 December 2020

		Consolidated
	Note	December 2020	December 2019
		$	$
Cash flows from operating activities
R&D cash rebate		1,018,448	1,390,849
Payments to suppliers (inclusive of GST)		(13,287,753)	(4,127,054)

Net cash used in operating activities	17	(12,269,305)	(2,736,205)

Net cash from investing activities		—	—

Cash flows from financing activities
Proceeds from issue of shares (net of costs)	13	23,609,331	3,738,538

Net cash from financing activities		23,609,331	3,738,538

Net increase in cash and cash equivalents		11,340,026	1,002,333
Cash and cash equivalents at the beginning of the financial half-year		8,764,044	5,433,868
Effects of exchange rate changes on cash and cash equivalents		(737,997)	—

Cash and cash equivalents at the end of the financial half-year		19,366,073	6,436,201

The above statement of cash flows should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Notes to the financial statements 31 December 2020

Note 1. Significant accounting policies

These general purpose financial statements for the interim half-year reporting period ended 31 December 2020 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2020 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period. Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

Going concern

During the half year ended 31 December 2020 the consolidated entity experienced net cash outflows from operating activities of $12,269,305 (December 2019: $2,736,205) and incurred a loss after tax of $6,363,560 (December 2019: $5,881,185).

The Company generated net inflows of $23,609,311 from the issue of shares during the period, arising from a capital raise and the exercise of options. This allowed the Company to commence the GBM Agile trial, which necessitated the payment of a one-off deposit of US$5 million as well as significant start up costs, resulting in the large increase in outflows for the period. This high rate of cash outflows is not expected to be repeated in the coming 12 month period.

Furthermore the Company is in discussions with a number of parties regarding partnering arrangements, and is confident of generating significant inflows of funds from this activity over the coming 12 month period.

The directors have considered the cash flow forecasts and the funding requirements of the business and continue to explore grant funding, licensing opportunities and equity investment opportunities in the Company. In particular, the directors have considered the impact of COVID-19 on the operations of the Company, and make the following observations:

•

Kazia’s key clinical trials (phase II study of paxalisib in glioblastoma and phase I study of Cantrixil in ovarian cancer) were fully recruited prior to the onset of restrictions associated with COVID-19 in the United States and Australia;

•	The GBM AGILE study, which is planned to serve as a pivotal study for paxalisib in glioblastoma, remains on track, and initiation of recruitment commenced according to plan in early 2021;

•

In general, clinical research in advanced cancer is relatively protected from pandemic disruption due to the ongoing and time-critical need for patient care in specialised facilities that cannot easily be repurposed;

•	The Company is pre-revenue, and so changes in customer behaviour over the next several years due to public health restrictions and reduced economic activity have little to no impact on its finances;

•

The Company was able to secure funding of approximately $25million during the half year period, with additional demand from institutional investors at that time, which could not be satisfied within the Company’s placement capacity;

•	The directors do not foresee any other impacts on the Company’s ability to continue to operate as a result of COVID-19.

The directors are confident that the abovementioned strategies are appropriate to generate sufficient funding to allow the consolidated entity to continue as a going concern. Accordingly the directors have prepared the financial statements on a going concern basis.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2020

Note 2. Critical accounting judgements, estimates and assumptions

When preparing the half-year financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management and will seldom equal the estimated results.

The judgments, estimates and assumptions applied in the half-year financial statements, including key sources of estimation uncertainty were the same as those applied in the Group’s last annual financial statements for the year ended 30 June 2020.

Note 3. Operating segments

Identification of reportable operating segments

The consolidated entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

The information reported to the CODM, on at least a quarterly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.

Note 4. Other income

	Consolidated
	December 2020	December 2019
	$	$
Government grants	—	1,859
Subsidies and grants	—	10,000
Research and development rebate	1,170	613,822

Other income	1,170	625,681

Note 5. Expenses

	Consolidated
	December 2020	December 2019
	$	$
Loss before income tax includes the following specific expenses:

Amortisation
GDC licensing agreement	542,172	542,172

Net foreign exchange loss
Net foreign exchange loss	1,012,467	—

Superannuation expense
Defined contribution superannuation expense	85,323	79,468

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	944,185	854,437

Kazia Therapeutics Limited Notes to the financial statements 31 December 2020

Note 6. Current assets - cash and cash equivalents

	Consolidated
	December 2020	June 2020
	$	$
Cash at bank and on hand	11,366,073	1,264,044
Short-term deposits	8,000,000	7,500,000

	19,366,073	8,764,044

Note 7. Current assets - trade and other receivables

	Consolidated
	December 2020	June 2020
	$	$
Trade receivables	—	439
R&D tax rebate receivable	—	1,017,278

	—	1,017,717

GST refundable	199,488	177,125

	199,488	1,194,842

Note 8. Current assets - Other assets

	Consolidated
	December 2020	June 2020
	$	$
Prepayments	1,010,744	537,305

Note 9. Non-current assets - intangibles

	Consolidated
	December 2020	June 2020
	$	$
Patents and trademarks - at cost	2,850,517	2,850,517
Less: Accumulated amortisation	(2,850,517)	(2,850,517)

	—	—

Licensing agreement - at acquired fair value	16,407,788	16,407,788
Less: Accumulated amortisation	(4,539,821)	(3,997,649)

	11,867,967	12,410,139

	11,867,967	12,410,139

Kazia Therapeutics Limited Notes to the financial statements 31 December 2020

Note 9. Non-current assets - intangibles (continued)

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:

	paxalisib licensing agreement	Total
Consolidated	$	$
Balance at 1 July 2020	12,410,139	12,410,139
Amortisation expense	(542,172)	(542,172)

Balance at 31 December 2020	11,867,967	11,867,967

Note 10. Non-current assets - Long term deposit

	Consolidated
	December 2020	June 2020
	$	$
GBM Agile deposit	7,013,154	—

Note 11. Non-current liabilities - deferred tax

	Consolidated
	December 2020	June 2020
	$	$
Deferred tax liability	3,263,690	3,412,788

Amount expected to be settled within 12 months	298,195	298,195
Amount expected to be settled after more than 12 months	2,965,495	3,114,593

	3,263,690	3,412,788

Movements:
Opening balance	3,412,788	3,710,983
Credited to profit or loss	(149,098)	(298,195)

Closing balance	3,263,690	3,412,788

Note 12. Non-current liabilities - Contingent consideration

	Consolidated
	December 2020	June 2020
	$	$
Contingent consideration	1,954,535	457,899

A portion of the discount applied to anticipated future payments has unwound, with the resultant loss on contingent consideration being recognised in profit and loss. At period end none of the remaining milestones are expected to be triggered within a 12 month period and accordingly only a non-current liability remains in respect of contingent consideration.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2020

Note 13. Equity - contributed equity

	Consolidated
	December 2020	June 2020	December 2020	June 2020
	Shares	Shares	$	$
Ordinary shares - fully paid	126,166,264	94,598,369	72,390,544	48,781,214

Movements in ordinary share capital

Details	Date	Shares	Issue price	$
Balance	1 July 2020	94,598,369		48,781,214
Conversion of options	28 August 2020	25,000	$0.492	12,312
Accelerated non-renounceable rights issue - accelerated portion	12 October 2020	20,525,820	$0.800	16,420,656
Accelerated non-renounceable rights issue - retail portion	26 October 2020	11,017,075	$0.800	8,813,660
Share issue transaction costs		—	$0.000	(1,637,298)

Balance	31 December 2020	126,166,264		72,390,544

Share buy-back

There is no current on-market share buy-back.

Note 14. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial half-year.

Note 15. Events after the reporting period

No matter or circumstance has arisen since 31 December 2020 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 16. Earnings per share

	Consolidated
	December 2020	December 2019
	$	$
Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(6,363,560)	(5,881,185)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	107,421,707	65,481,890

Weighted average number of ordinary shares used in calculating diluted earnings per share	107,421,707	65,481,890

	Cents	Cents
Basic earnings per share	(5.924)	(8.981)
Diluted earnings per share	(5.924)	(8.981)

1,856,999 unlisted convertible notes with a face value of $464,000 and 4,435,500 unlisted options have been excluded from the above calculations as they were anti-dilutive.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2020

Note 17. Reconciliation of loss after income tax to net cash used in operating activities

	Consolidated
	December 2020	December 2019
	$	$
Loss after income tax benefit for the half-year	(6,363,560)	(5,881,185)

Adjustments for:
Depreciation and amortisation	542,172	542,172
Net fair value loss on financial assets	—	167,814
Share-based payments	305,300	203,398
Foreign exchange differences	1,012,467	—
Loss on contingent consideration	109,547	220,692

Change in operating assets and liabilities:
Decrease in trade and other receivables	995,353	780,695
(Increase)/decrease in prepayments	(1,099,516)	188,413
(Increase) in GBM Agile deposit	(7,013,154)	—
(Decrease)/increase in trade and other payables	(613,610)	1,172,958
Decrease in deferred tax liabilities	(149,098)	(149,098)
Increase in employee benefits	4,794	17,936

Net cash used in operating activities	(12,269,305)	(2,736,205)

Kazia Therapeutics Limited Directors’ declaration 31 December 2020

In the directors’ opinion:

•

the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

•

the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 31 December 2020 and of its performance for the financial half-year ended on that date; and

•	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ Iain Ross
Iain Ross
Chairman

24 February 2021

Sydney

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

Independent Auditor’s Report

To the Members of Kazia Therapeutics Limited

Report on the review of the half year financial report

Conclusion

We have reviewed the accompanying half year financial report of Kazia Therapeutics Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2020 and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half year financial report of Kazia Therapeutics Limited does not comply with the Corporations Act 2001 including:

(a)	giving a true and fair view of the Group’s financial position as at 31 December 2020 and of its performance for the half year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

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2

Directors’ responsibility for the half year financial report

The Directors of the Company are responsible for the preparation of the half year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2020 and its performance for the half year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Grant Thornton Audit Pty Ltd

Chartered Accountants

S M Coulton

Partner – Audit & Assurance

Sydney, 24 February 2021